Filed by Brenton Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Brenton Banks, Inc.
Commission File No. 000-06216

        On October 11, 2000, Brenton Banks, Inc., an Iowa Corporation ("Brenton"), released the following press release:

NEWS RELEASE:

For Release:	October 11, 2000

Contact:	Steven T. Schuler Chief Financial Officer/Treasurer/Secretary 515-237-5237

BRENTON BANKS, INC. DECLARES
COMMON DIVIDEND

        On October 9, 2000, the Board of Directors of Brenton Banks, Inc. declared a cash dividend to its common shareholders of $.116 per share, consisting of the regular quarterly amount of $.087 per share plus an additional amount of $.029 per share. The total dividend of $.116 per share will be paid on October 27, 2000, to shareholders of record on October 19, 2000. Brenton’s regular quarterly dividend is the same as the prior quarter dividend and the same as the fourth quarter 1999 dividend.

        The additional amount of $.029 per share is being paid in recognition of the approximately one-month difference in dividend payment dates between Brenton and Wells Fargo & Company. As previously announced, on July 6, 2000 Brenton entered into a definitive agreement with Wells Fargo under which a subsidiary of Wells Fargo will merge with Brenton, subject to Brenton shareholder approval and regulatory approvals. Brenton has historically paid its dividend near the end of the first month of each calendar quarter. Wells Fargo generally pays dividends on its shares of common stock on the first day of the third month of each calendar quarter. Assuming the merger is approved, it is expected to be consummated prior to December 31, 2000. Therefore, it is anticipated that the next dividend Brenton shareholders will receive after the October 27, 2000 dividend will be on March 1, 2001 as holders of Wells Fargo common stock. The timing and amount of dividends, if any, on Wells Fargo common stock to be received will depend on earnings, cash requirements, the financial condition of Wells Fargo and its subsidiaries, applicable government regulations and other factors deemed relevant by Wells Fargo’s board of directors.

###

                 Brenton Banks, Inc. and Wells Fargo & Company have filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). In addition, Brenton and Wells Fargo will be filing a definitive proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Brenton will be available free of charge from the Secretary of Brenton at Suite 200, Capital Square, 400 Locust Street, Des Moines, Iowa 50309, Telephone (515) 237-5100.

READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                 Brenton and its board of directors will be soliciting proxies from Brenton stockholders in favor of the merger. Brenton's board of directors is comprised of C. Robert Brenton, William H. Brenton, Junius C. Brenton, Robert L. DeMeulenaere, Robert C. Carr, Gary M. Christensen and Robert J. Currey. Other participants in the solicitation may include the executive officers of Brenton. For information about these directors and executive officers, shareholders are urged to refer to the most recent proxy statement issued by Brenton, which is available free of charge at the SEC's website, www.sec.gov